SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 19)
BELLUS HEALTH INC
(Name of Company)
COMMON SHARES, NO PAR VALUE
(Title of class of securities)
07986A101
(CUSIP Number)
Dr. Francesco Bellini
Chairman and Chief Executive Officer
BELLUS Health Inc.
275 Armand Frappier Blvd.
Laval, Quebec H7V 4A7, Canada
(450) 680-4500
(Persons Authorized to Receive Notices and Communications)
October 23, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	07986A101	Schedule 13D	Page	2	of	29	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) P. P. Luxco Holdings II S.A.R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,087,382

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		11,087,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,087,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.2%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	07986A101	Schedule 13D	Page	3	of	29	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Picchio Pharma Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,450,429

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		11,450,429

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,450,429

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, CO

CUSIP No.	07986A101	Schedule 13D	Page	4	of	29	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FMRC Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,468[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

11,706,468[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,706,468[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.4%

14	TYPE OF REPORTING PERSON

OO
1 As described in Item 4 of amendment No. 17, FMRC is deemed to share beneficial ownership of the BELLUS Shares owned by each of Picchio and Luxco.

CUSIP No.	07986A101	Schedule 13D	Page	5	of	29	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Churchill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,468

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		11,706,468

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,706,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.4%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	07986A101	Schedule 13D	Page	6	of	29	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vernon H. Strang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,706,468

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		11,706,468

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,706,468

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.4%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	07986A101	Schedule 13D	Page	7	of	29	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Power Technology Investment Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		1,172,704

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,450,429[2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,172,704

WITH:	10	SHARED DISPOSITIVE POWER

11,450,429[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,623,133[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.2%

14	TYPE OF REPORTING PERSON

HC, CO
2 As described in Item 6 as amended in amendment No. 14, Power Tech has tracking stock rights with respect to 5,534,184 of the BELLUS Shares directly owned by Luxco. Pursuant to such rights, Power Tech may request the disposition of up to 5,534,184 of the BELLUS Shares held by Luxco and included in the amounts given above. To exercise such rights, Power Tech must request the other shareholders of Picchio to assist it in causing Luxco to dispose of up to all 5,534,184 BELLUS Shares with respect to which Power Tech has tracking stock rights. Such other shareholders of Picchio have agreed that upon such request they will use all commercially reasonable efforts, subject to applicable law and agreements, to cause Luxco to dispose of the shares in accordance with Power Tech's request. The net proceeds of such sale would be distributed to Power Tech as a dividend on the Class P Special Shares of Picchio held by Power Tech. In addition, Rocabe Investments Inc. (in the place of FMRC and 18056 Yukon Inc.) has corresponding tracking stock rights with respect to the remaining 5,534,184 BELLUS Shares directly owned by Luxco and included in the amounts given above.

CUSIP No.	07986A101	Schedule 13D	Page	8	of	29	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Francesco Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		518,541[3]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,229,272[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		518,541[3]

WITH:	10	SHARED DISPOSITIVE POWER

1,229,272[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,747,813[5]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%

14	TYPE OF REPORTING PERSON

IN
3 Includes 178,541 common shares directly owned by Dr. Bellini, 200,000 common shares issuable under currently exercisable options and 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.
4 Includes 1,229,272 common shares held of record by Dr. Bellini's wife and which he may be deemed to beneficially own.
5 Includes 178,541 common shares directly owned by Dr. Bellini, 200,000 common shares issuable under currently exercisable options, 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained, and 1,229,272 common shares held of record by Dr. Bellini's wife and which he may be deeme d to beneficially own.

CUSIP No.	07986A101	Schedule 13D	Page	9	of	29	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roberto Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		53,700

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,700

WITH:	10	SHARED DISPOSITIVE POWER

		5,534,184[6]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,587,884

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.2%

14	TYPE OF REPORTING PERSON

	IN
6 Includes all of Rocabe Investments Inc.'s tracking stock rights received from 18056 Yukon Inc. (which received such rights from 1324286 Alberta Ltd. which in turn received such rights from FMRC) with respect to 5,534,184 of the BELLUS Shares directly owned by Luxco (originally disclosed in Item 6 as amended in amendment No. 14, and as amended in Item 4 of amendment No. 16 and Item 4 of amendment No. 17).

CUSIP No.	07986A101	Schedule 13D	Page	10	of	29	pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlo Bellini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		64,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,200

WITH:	10	SHARED DISPOSITIVE POWER

		5,534,184[7]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,598,384

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.2%

14	TYPE OF REPORTING PERSON

	IN
7 Includes all of Rocabe Investments Inc.'s tracking stock rights received from 18056 Yukon Inc. (which received such rights from 1324286 Alberta Ltd. which in turn received such rights from FMRC) with respect to 5,534,184 of the BELLUS Shares directly owned by Luxco (originally disclosed in Item 6 as amended in amendment No. 14, and as amended in Item 4 of amendment No. 16 and Item 4 of amendment No. 17).

CUSIP No. 07986A101	Schedule 13D	Page 11 of 29 pages
This Amendment No. 19 amends the Schedule 13D filed on October 3, 2003, as amended, including as amended by the most recent amendment filed on March 20, 2008 (the “Statement”), and is filed by (i) P.P. Luxco Holdings II S.A.R.L., (ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation, (vii) Dr. Francesco Bellini, (viii) Roberto Bellini and (ix) Carlo Bellini, relating to the common shares, no par value (the “BELLUS Shares”), of BELLUS Health Inc. (formerly known as Neurochem Inc.), a corporation organized under the Canada Business Corporations Act (the “Company”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect. All dollar amounts are in Canadian dollars. In the Statement as originally filed and prior amendments thereto, the BELLUS Shares were referred to as the “Neurochem Shares.”
This Amendment No. 19 is filed to update information on ownership of the BELLUS Shares and to report on plans with respect to a possible financing of BELLUS over the next few months. The net amount of the changes in ownership of the BELLUS Shares represents less than 1% of the outstanding BELLUS Shares.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is hereby amended by adding the following at the end thereof:
On various dates from March 18, 2008 through October 31, 2008, Dr. Francesco Bellini’s wife, Marisa Bellini, used an aggregate of $479,645 in personal funds to acquire an aggregate of 552,547 BELLUS Shares in market transactions.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 is hereby amended by adding the following at the end thereof:
On October 23, 2008, Dr. Bellini wrote a letter to the Company, Picchio and Power Tech, clarifying statements made by the Company in a press release dated October 21, 2008. A copy of the letter from Dr. Bellini is filed herewith as Exhibit II and is incorporated herein by reference. A copy of the Company’s press release is filed herewith as Exhibit JJ.
The purpose of the purchases by Marisa Bellini described in Item 3 above was to increase Marisa Bellini’s direct percentage ownership of the Company.
ITEM 5. INTEREST IN SECURITIES OF THE COMPANY
Subsection (a) of Item 5 is amended and restated to read in its entirety as follows:
The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, the number of BELLUS Shares as follows:
(i) Luxco owns of record 11,087,382 BELLUS Shares (or 22.7% of the outstanding BELLUS Shares);

CUSIP No. 07986A101	Schedule 13D	Page 12 of 29 pages
(ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the BELLUS Shares owned by Luxco. In addition, Picchio owns, beneficially and of record, 351,000 BELLUS Shares and may be deemed to own 12,047 BELLUS Shares held of record by its wholly owned subsidiary, Picchio Pharma Holdings Inc. As a result of these holdings, Picchio beneficially owns 11,450,429 BELLUS Shares (or 22.9% of the outstanding BELLUS Shares);
(iii) FMRC, by virtue of its ownership of all of the issued and outstanding voting equity securities of Alberta, which in turn owns 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the BELLUS Shares owned by each of Picchio and Luxco. FMRC also directly owns, beneficially and of record, 256,039 BELLUS Shares. As a result of these holdings, FMRC beneficially owns 11,706,468 BELLUS Shares (or 23.4% of the outstanding BELLUS Shares);
(iv) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the BELLUS Shares owned by each of Picchio and Luxco and the shares owned directly by FMRC, resulting in each of them beneficially owning 11,706,468 BELLUS Shares (or 23.4% of the outstanding BELLUS Shares);
(v) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the BELLUS Shares owned by each of Picchio and Luxco. Power Tech also directly owns, beneficially and of record, 1,172,704 BELLUS Shares. As a result of these holdings, Power Tech beneficially owns 12,623,133 BELLUS Shares (or 25.2% of the outstanding BELLUS Shares); and
(vi) Dr. Francesco Bellini has beneficial ownership of 1,747,813 BELLUS Shares (or 3.5% of the outstanding BELLUS Shares), of which (i) 178,541 are owned directly by Dr. Bellini, (ii) 200,000 are issuable under options that are currently exercisable or exercisable within 60 days; (iii) 140,000 are issuable immediately or within 60 days in consideration of Dr. Bellini’s services and the accomplishment of certain performance targets pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained; and (iv) 1,229,272 are held of record by his wife and which he may be deemed to beneficially own; and

CUSIP No. 07986A101	Schedule 13D	Page 13 of 29 pages
(vii) Roberto Bellini has beneficial ownership of 53,700 BELLUS Shares (or less than 1.0% of the outstanding BELLUS Shares), of which all 53,700 are owned directly by Roberto Bellini. In addition, Roberto Bellini, by virtue of his ownership of 50% of the issued and outstanding voting equity securities of Rocabe, may be deemed to share all of Rocabe’s tracking stock rights and the indirect right of disposition with respect to 5,534,184 of the BELLUS Shares directly owned by Luxco, thus representing an aggregate beneficial ownership of 5,587,884 (or 11.2% of the outstanding BELLUS Shares); and
(viii) Carlo Bellini has beneficial ownership of 64,200 BELLUS Shares (or less than 1.0% of the outstanding BELLUS Shares), of which all 54,200 are owned directly by Carlo Bellini. In addition, Carlo Bellini, by virtue of his ownership of 50% of the issued and outstanding voting equity securities of Rocabe, may be deemed to share all of Rocabe’s tracking stock rights and the indirect right of disposition with respect to 5,534,184 of the BELLUS Shares directly owned by Luxco, thus representing a beneficial ownership of 5,598,384 (or 11.2% of the outstanding BELLUS Shares).
Certain directors and executive officers of Power Corp. or Power Tech, or their spouses, own BELLUS Shares as follows (number of BELLUS Shares in parentheses): (A) Peter Kruyt (110,700), of which 42,700 are subject to options which are currently exercisable or exercisable within 60 days; (B) Andre Desmarais (171,800), of which 11,800 are subject to options which are currently exercisable or exercisable within 60 days, 10,000 of which are held of record by his wife and which he may be deemed to beneficially own, and 100,000 of which are held of record by a holding company he controls and which he may be deemed to beneficially own; (C) Luc Jobin (2,000); and (D) Paul Desmarais Jr. (1,500), which he may be deemed to beneficially own and which are held of record by his wife. Messrs. Kruyt and Jobin are also Directors of Picchio, and Mr. Andre Desmarais is a Director and the Deputy-Chairman of Picchio. In addition, John A. Rae, a Director and Executive Vice President of Power Corp., is the Chair of the Board of Trustees of Queen’s University at Kingston, Ontario, which owns 84,058 BELLUS Shares. John A. Rae disclaims beneficial ownership of those shares.
Certain directors and executive officers of Picchio, or their spouses, own BELLUS Shares as follows (number of BELLUS Shares in parentheses): (A) Charles Cavell (10,000), (B) Pierre Larochelle (19,500), which he owns with his wife; (C) Dr. Gervais Dionne (41,000), 1,000 of which are held of record by his wife which he may be deemed to beneficially own; and (D) Roberto Bellini (53,700 owned directly and 5,534,184 which he may be deemed to own beneficially as a result of his ownership of 50% of the equity of Rocabe).

CUSIP No. 07986A101	Schedule 13D	Page 14 of 29 pages
By virtue of the Shareholders Agreement, as amended, Power Tech, FMRC, Picchio, Dr. Francesco Bellini, Roberto Bellini, Carlo Bellini and Messrs. Churchill and Strang may be deemed to be members of a group as defined in Rule 13d-5(b). However, by virtue of the waivers filed as Exhibit U hereto, (i) Power Tech was not acting in concert with any of the other foregoing persons in connection with the acquisition of its additional 300,000 BELLUS Shares reported in Amendment No. 2 to the Statement, the additional aggregate 450,000 BELLUS Shares reported in Amendment No. 3 to the Statement, and the additional 250,000 BELLUS Shares reported in Amendment No. 7 to the Statement, and (ii) FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill were not acting in concert with any of the other foregoing persons in connection with its acquisition of the additional 250,000 BELLUS Shares reported in Amendment No. 7 to the Statement.
FMRC, Picchio, Luxco, Mr. Churchill and Mr. Strang each disclaims beneficial ownership of (j) the 1,747,813 BELLUS Shares (of which 200,000 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 518,541 of which are owned beneficially and of record by Dr. Bellini and 1,229,272 of which are held of record by his wife and which he may be deemed to beneficially own, (k) the 1,172,704 BELLUS Shares owned beneficially and of record by Power Tech, (l) the 53,700 BELLUS Shares owned beneficially and of record by Roberto Bellini, and (m) the 64,200 BELLUS Shares owned beneficially and of record by Carlo Bellini. In addition, each of Picchio and Luxco disclaims beneficial ownership of (n) the 256,039 BELLUS Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill.
Power Tech disclaims beneficial ownership of (o) the 256,039 BELLUS Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill, (p) the 1,747,813 BELLUS Shares (of which 200,000 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 518,541 of which are owned beneficially and of record by Dr. Bellini and 1,229,272 of which are held of record by his wife and which he may be deemed to beneficially own, (q) the 53,700 BELLUS Shares owned beneficially and of record by Roberto Bellini, and (r) the 64,200 BELLUS Shares owned beneficially and of record by Carlo Bellini.

CUSIP No. 07986A101	Schedule 13D	Page 15 of 29 pages
Roberto Bellini disclaims beneficial ownership of (s) the 1,747,813 BELLUS Shares (of which 200,000 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 518,541 of which are owned beneficially and of record by Dr. Bellini and 1,229,272 of which are held of record by his wife and which he may be deemed to beneficially own, (t) the 1,172,704 BELLUS Shares owned beneficially and of record by Power Tech, (u) the 256,039 BELLUS Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs. Strang and Churchill and (v) the 64,200 BELLUS Shares owned beneficially and of record by Carlo Bellini.
Carlo Bellini disclaims beneficial ownership of (w) the 1,747,813 BELLUS Shares (of which 200,000 are issuable under options that are currently exercisable or exercisable within 60 days, and of which 140,000 are issuable immediately or within 60 days pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained) owned by Dr. Bellini, 518,541 of which are owned beneficially and of record by Dr. Bellini and 1,229,272 of which are held of record by his wife and which he may be deemed to beneficially own, (x) the 1,172,704 BELLUS Shares owned beneficially and of record by Power Tech, (y) the 256,039 BELLUS Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill and (z) the 53,700 BELLUS Shares owned beneficially and of record by Roberto Bellini.
Dr. Bellini disclaims beneficial ownership of all of the BELLUS Shares held by the other Filing Persons.
In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by Power Corporation of Canada (“PCC”) and certain of its subsidiaries, including Power Tech. The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.
The fourth and fifth sentences of subsection (b) of Item 5 are amended and restated to read in their entirety as follows:
Dr. Francesco Bellini has sole voting and dispositive power over the 518,541 BELLUS Shares owned of record by him (including 200,000 shares issuable under currently exercisable options and 140,000 shares currently issuable pursuant to the Agreement with the Company of December 1, 2004 disclosed in

CUSIP No. 07986A101	Schedule 13D	Page 16 of 29 pages
Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained). Dr. Bellini’s wife, Marisa Bellini, has sole voting and dispositive power over the 1,229,272 BELLUS Shares owned of record by her. Roberto Bellini has sole voting and dispositive power over the 53,700 BELLUS Shares owned of record by him. Carlo Bellini has sole voting and dispositive power over the 64,200 BELLUS shares owned by him.
Subsection (c) of Item 5 is amended to add the following at the end thereof:
     In the sixty days preceding October 31, 2008, Marisa Bellini made the following purchases of BELLUS Shares:

Date	Shares Purchased	Share Price
October 3, 2008	10,000 10,000	$ $	0.81 0.80

October 6, 2008	10,000 10,000 10,000	$ $ $	0.75 0.74 0.73

October 7, 2008	5,000 10,000	$ $	0.75 0.74

October 8, 2008	10,000 10,000 10,000 10,000 10,000 15,000 15,000 15,000	$ $ $ $ $ $ $ $	0.74 0.72 0.70 0.68 0.65 0.60 0.59 0.57

October 9, 2008	100,000 5,547 10,000 10,000	$ $ $ $	0.50 0.49 0.58 0.56

October 14, 2008	9,500		$0.73

October 27, 2008	25,000		$0.64

October 28, 2008	21,000		$0.64

CUSIP No. 07986A101	Schedule 13D	Page 17 of 29 pages
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 4 of this Amendment is incorporated by reference in this Item 6.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
The following Exhibits are filed herewith:
II.	Letter dated October 23, 2008 from Dr. Francesco Bellini to BELLUS Health Inc., Picchio Pharma Inc. and Power Technology Investment Corporation

JJ.	Press Release dated October 21, 2008 issued by BELLUS Health Inc.

CUSIP No. 07986A101	Schedule 13D	Page 18 of 29 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2008

P.P. LUXCO HOLDINGS II S.A.R.L.

	By:	/s/ Francesco Bellini

	Name:	Dr. Francesco Bellini
	Title:	Manager

	By:	/s/ Jean-Christophe Dauphin

	Name:	Jean-Christophe Dauphin
	Title:	Manager

CUSIP No. 07986A101	Schedule 13D	Page 19 of 29 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2008

PICCHIO PHARMA INC.

	By:	/s/ Francesco Bellini

	Name:	Dr. Francesco Bellini
	Title:	Chairman and Director

CUSIP No. 07986A101	Schedule 13D	Page 20 of 29 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2008

FMRC FAMILY TRUST

By:	/s/ Vernon H. Strang

Name:	Vernon H. Strang
Title:	Trustee

CUSIP No. 07986A101	Schedule 13D	Page 21 of 29 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2008

/s/ John W. Churchill
JOHN W. CHURCHILL, Trustee

CUSIP No. 07986A101	Schedule 13D	Page 22 of 29 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2008

/s/ Vernon H. Strang
VERNON H. STRANG, Trustee

CUSIP No. 07986A101	Schedule 13D	Page 23 of 29 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2008

POWER TECHNOLOGY INVESTMENT CORPORATION

By:	/s/ Stéphane Lemay

Name:	Stéphane Lemay
Title:	Vice-President

CUSIP No. 07986A101	Schedule 13D	Page 24 of 29 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2008

/s/ Francesco Bellini
DR. FRANCESCO BELLINI

CUSIP No. 07986A101	Schedule 13D	Page 25 of 29 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2008

/s/ Roberto Bellini
ROBERTO BELLINI

CUSIP No. 07986A101	Schedule 13D	Page 26 of 29 pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2008

/s/ Carlo Bellini
CARLO BELLINI

CUSIP No. 07986A101	Schedule 13D	Page 27 of 29 pages
EXHIBIT INDEX
EXHIBIT NAME
A.	Directors and Executive Officers of Power Corporation of Canada.[12]

B.	Persons who may be deemed in control of Power Technology Investment Corporation.[1]

C.	Directors and Executive Officers of the Filing Persons.[12]

D.	Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002. [1]

E.	Amended and Restated Shareholders Agreement, dated November 9, 2006 by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharma Inc. and Dr. Francesco Bellini. [11]

F.	Warrant dated July 25, 2002. [1]

G.	Warrant dated February 18, 2003.[1]

H.	Joint Filing Agreement.[11]

I.	Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Tech, dated May 5, 2004, with an effective date of May 6, 2004.[2]

J.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004. [2]

K.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004. [11]

L.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech.[3]

M.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.[3]

N.	Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.[3]

O.	Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.[3]

CUSIP No. 07986A101	Schedule 13D	Page 28 of 29 pages
P.	Credit Agreement, dated as of July 30, 2004, by and between Picchio and National Bank of Canada.[4]

Q.	Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]

R.	Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]

S.	Commitment Letter, dated February 14, 2005.[5]

T.	Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.[5]

U.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.[6]

V.	Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.[6]

W.	Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company’s registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

X.	Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada. [6]

Y.	Credit Agreement, dated January 26, 2006 by and between Picchio and National Bank of Canada.[7]

Z.	Guarantee Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]

AA.	Pledge Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]

BB.	Indenture dated as of November 9, 2006 by and between the Company and The Bank of New York, as trustee.[7]

CC.	Registration Rights Agreement dated as of November 9, 2006 by and between the Company and UBS Securities LLC.[8]

DD.	Voting Agreement dated as of May 1, 2007 by and among the Company and the Shareholders.[9]

CUSIP No. 07986A101	Schedule 13D	Page 29 of 29 pages
EE.	Lock-Up Agreement dated as of May 1, 2007 by and among the Company and Dr. Bellini.[12]

FF.	Consent and Intervention dated July 12, 2007 by and among Vern Strang es qualité Trustee of The FMRC Family Trust, Dr. Francesco Bellini, 18056 Yukon Inc., 1324286 Alberta Ltd., Power Technology Investment Corporation and Picchio Pharma Inc.[10]

GG.	Consent, Intervention and Amendment, dated October 17, 2007 by and among 18056 Yukon Inc., Rocabe Investments Inc., Roberto Bellini, Carlo Bellini, Power Technology Investment Corporation, Picchio Pharma Inc., Vern Strang as trustee of FMRC Family Trust, Dr. Francesco Bellini and 1324286 Alberta Ltd.[11]

HH.	Promissory Note dated October 17, 2007. [11]

II.	Letter dated October 23, 2008 from Dr. Francesco Bellini to BELLUS Health Inc., Picchio Pharma Inc. and Power Technology Investment Corporation.

JJ.	Press Release dated October 21, 2008 issued by BELLUS Health Inc.

1	Previously filed with Schedule 13D on October 3, 2003.

2	Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

3	Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

4	Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

5	Previously filed with Amendment No. 7 to Schedule 13D on March 9, 2005.

6	Previously filed with Amendment No. 8 to Schedule 13D on April 25, 2005.

7	Previously filed with Amendment No. 12 to Schedule 13D on August 22, 2006.

8	Previously filed with Amendment No. 14 to Schedule 13D on November 13, 2006.

9	Previously filed with Amendment No. 15 to Schedule 13D on May 3, 2007.

10	Previously filed with Amendment No. 16 to Schedule 13D on July 16, 2007.

11	Previously filed with Amendment No. 17 to Schedule 13D on October 22, 2007.

12	Previously filed with Amendment No. 18 to Schedule 13D on March 20, 2008.